EXHIBIT 99.1

 For Immediate Release: NR13-15

Exeter Embarks on a New Strategy for the Caspiche Gold-Copper Project

Vancouver, B.C., September 23rd, 2013 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce it is evaluating a new approach for the potential development of the Caspiche gold-copper deposit in Chile. The Company will assess options for open pit mining the near surface oxide zone, and subsequent underground mining of the central, higher grade portion of the underlying gold copper sulphide deposit.

The goal is to investigate lower capital cost and scaleable mining alternatives that are more flexible and appropriate to economic conditions in the foreseeable future than the large scale, capital intensive super pit scenario proposed in the January 2012 pre-feasibility study.

The new approach is to consider both a standalone open pit oxide gold operation as well as a similar initial operation that then later combines with underground mining of the central higher grade gold copper sulphide core. Santiago based engineering consultancies, NCL Construccion y Ingenieria (“NCL”) and Alquimia Conceptos S.A. (“Alquimia”) are conducting the initial studies.

Exeter’s President/CEO Wendell Zerb states “Our project is unique in that it provides development optionality. Unlike a number of deposits in the Maricunga region of Chile, Caspiche has a surface oxide gold zone with very little waste rock (“a low strip ratio”) and relatively rapid gold recovery characteristics (“fast leach kinetics”). In addition, within the larger Caspiche gold copper sulphide deposit, a central, higher grade core potentially lends itself to modest cost, large scale open stope underground mining. The benefit could be a staged mine plan, starting with open pit mining of the oxide gold zone and transitioning to underground mining of the gold copper zone ”.

Co-Chairman, Yale Simpson states “We believe our new approach to developing Caspiche makes maximum use of its unique features.  Once economics are confirmed, we believe this approach would represent a superior corporate strategy under the existing market conditions and set a new benchmark in the trend to lower capex, staged mine development. This initiative does not preclude the potential development of a large scale open pit scenario under different market circumstances.”

Development Concept for the Gold Copper Sulphide zone
The Caspiche sulphide deposit hosts a central more intensely mineralized core that has considerably higher grades and better metallurgical characteristics than the broader scale sulphide deposit. This higher grade zone, has dimensions up to 500 metres by 300 metres by +1,000 metres vertically, and is associated with a strongly mineralized diorite porphyry unit.  Both copper and gold recoveries have been shown to be higher in this zone and higher concentrate grades can be achieved, according to existing testwork.

To view a level plan of the higher grade core at Caspiche click here.

To view a cross section of Caspiche click here.

The study will target mining the higher grade zone using selective, top-down, open stope mining methods, rather than the bottom-up (block cave) underground approach previously evaluated by the Company. The objective is to accelerate access to the higher grade core with lower upfront capital expenditures. Initial targeted throughput is 15,000 tonnes per day with future expansions targeting up to 27,000 tonnes per day**. This represents a potential scale of peak annual gold equivalent* production from an underground operation of 350,000 ounces**. Other anticipated advantages to a smaller scale, but higher grade operation include greatly reduced water and power requirements when compared to the previous large scale open pit scenario proposed in the January 2012 pre-feasibility study.

Sulphide Study Objectives**:

•	Confirm the uniformity of the higher grade sulphide core.
•	Confirm that it lends itself to large scale, sub-level open stope mining.
•
Confirm the practicality of underground access using two declines, one of which is dedicated to high capacity conveyor haulage and determine that an underground crushing and conveying system will support a large scale mining initiative.

•	Confirm that a top down mining approach reduces development timeframes compared to other underground bulk mining alternatives.
•	Confirm the conceptual practicality of using tailings for paste fill of the primary and secondary stopes.
•	Reduced initial capital requirements.
•	A reduced project footprint: minimal waste rock, smaller tailings requirement, and a smaller concentrator plant.
•	Reduced electricity and water requirements.

Development Concept for the Oxide Gold Zone
In the Company’s January 2012 Pre-Feasibility Study, gold within oxidized material was to be mined as part of the large scale open pit operation. High throughput (70,000 tonnes per day) levels provided solid economics under the framework of a large scale operation. In order to reduce initial capital while expanding the oxide mine life, Exeter is now evaluating a reduced throughput mine plan targeting 100,000 ounces of gold production per year (30,000 tonnes per day) over a 10 year mine life**.

Oxide Gold Study Objectives**:

•	Targeting 10 year mine life with 100,000 ounce annual gold production.
•	Reduced initial capex.
•	Low strip ratio and rapid leach kinetics based on previous studies.
•	Modest/achievable water requirements.
•	Trade off potential for generator power versus grid power.

Detailed internal evaluation by NCL and Alquimia of these mining scenarios is ongoing. Exeter expects to announce the scheduling of formal economic studies in Q1 2014.

Reduced Water Requirements and Water Strategy
Previous studies for the large scale open pit mining operation indicated water requirements of approximately 1,000 litres per second (l/s).  Current expectations, based on the preliminary objectives outlined, are that water requirements could be 50 l/s for the standalone oxide operation** and up to 250 l/s for the sulphide mine development**. Exeter’s current exploration activities are targeting securing sufficient water to meet those requirements. The Company anticipates providing an update on water exploration activities in Q4/13.

*Gold equivalent (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq [troy oz] = [Au g/t * Rec Au * throughput annual tonnes]/31.1 + [[Cu% * Rec Cu * throughput annual tonnes]*2204] * copper price lbs/gold price troy oz. Assumed recoveries for Au 72% and 89.5% for Cu. Assumed prices $1250 for Au and $2.75 for Cu.

** Disclaimer: These are initial guidelines or concepts and objectives of the proposed studies that require detailed evaluation and engineering work to determine logistical and economic viability. These figures could change and should not be relied upon. There is no certainty that the figures or objectives outlined in this press release will be realized in the studies.

Jerry Perkins, Exeter´s VP Development and Operations and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the engineering technical information in this news release.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest known undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit

(Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche.

Exeter has entered into a joint venture agreement (JV) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (TSXV: ATM) for water exploration. The JV covers the potential exploration for subsurface water associated with granted tenements at Cuenca Two and Laguna Verde, located in northern Chile. Each company owns a 50% interest in each water tenement and will incur 50% of the costs associated with exploration.

The Company currently has cash reserves of C$43 million and no debt.

About NCL Construction y Ingenieria (NCL)

NCL is a consulting company formed in Santiago, Chile, in 1985. Its main objective is to provide focused advice and solutions for mining companies requiring specialized services mainly in the fields of ore resources estimation, mine design and planning (for open pit and underground methods), mine equipment selection, optimization of mine unit operations and mining cost estimation.

NCL has successfully completed a wide range of studies and projects within its field of expertise through the different stages in mining project development and has completed conceptual studies to bankable feasibility studies for clients on a global basis. It has also a relevant experience in the area of project assessments and valuations, due diligence and technical audits. The company’s office in Santiago employs 36 full time mining engineers and total permanent staff of 45 people.

About Alquimia Conceptos S.A. (Alquimia)

Alquimia was formed in 2002, in response to a growing industry demand for specialized consultancy in mining-metallurgical processes, which allow optimizing the operations of existing plants, as well as designing and evaluating the feasibility of new projects.

Since inception Alquimia has carried out over 250 projects in both consulting and engineering studies, with nearly 500,000 man-hours sold to major mining projects in Chile with clients including Anglo American, Codelco, Xstrata Copper and Minera Esperanza amongst others.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO

For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to potential to establish new opportunities for the advancement of Caspiche, exploration results, timing of exploration and drilling at La Buena, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2012 dated April 1,

2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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